UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 and 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________ .

Commission File Number 333-91478-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gateway Western Railway Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Sponsor
Gateway Western Railway Union 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Kansas City, Missouri
June 28, 2006

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Cash and temporary investments	$13,553	11,871

Investments, at fair value:
Common stock of Kansas City Southern	7,378	4,007
Common collective trust	287,058	314,821
Mutual funds	2,953,727	2,846,313

Total investments	3,248,163	3,165,141

Contributions Receivable:
Employer	8,335	—
Participant	4,941	—

Total contributions receivable	13,276	—

Total assets	3,274,992	3,177,012

Liabilities:
Investment trades payable	13,276	11,799

Net assets available for benefits	$3,261,716	3,165,213

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:

Investment income:
Interest and dividends	$130,082	69,075
Net appreciation in fair value of investments	86,764	247,978

Total investment income	216,846	317,053

Contributions:
Participant contributions	209,388	206,408
Company contributions	76,317	84,756

	285,705	291,164

Total additions	502,551	608,217

Deductions:

Benefits paid to participants	(406,048)	(124,717)

Increase in net assets available for benefits	96,503	483,500

Net assets available for benefits:
Beginning of year	3,165,213	2,681,713

End of year	$3,261,716	3,165,213

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the Gateway Western Railway Union 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a contributory, defined contribution plan adopted on July 1, 1997. The Plan covers union employees of Kansas City Southern Railway Company (the Company), located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations: Transportation Communications International Union, Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers, Brotherhood of Railway Carmen. Employees are eligible to participate in the Plan on the first day of each calendar quarter coincident with or immediately following his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Kansas City Southern Railway Company (the “Company”). The Plan’s trustee Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 50% of participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, participants may direct their contributions and Company matching contributions into any of the various funds offered by the Plan. Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions, Company matching contributions, plus actual plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distributions at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than March 1 following the calendar year in which the participant attains the age of 70 1/2.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the plan at year end. The assets held in a common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2005	2004
Invesco Stable Value Fund, 287,058 and 314,821 units, respectively	$287,058	314,821
American Balanced, 11,715 and 11,709 units, respectively	208,770	210,766
Growth Fund of America, 25.672 and 26,654 units, respectively	792,230	729,783
PIMCO Renaissance, 0 and 9,786 units, respectively	—	262,749
PIMCO Total Return Administrative Shares, 40,592 and 38,592 units, respectively	426,220	411,782
Scudder Equity 500 Index, 2,285 and 2,386 units respectively	319,598	323,793
Washington Mutual Investors, 8,030 and 7,186 units, respectively	247,649	221,199
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $86,764 and $247,978, respectively, as follows:

	2005	2004
Kansas City Southern common stock	$5,354	5,370
Mutual funds	81,410	242,608

	$86,764	247,978

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003. The tax determination letter has not been updated for the latest plan amendments occurring after June 30, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2005 and 2004.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

Schedule
GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity	Description	Fair value
Common stock:
* Kansas City Southern common stock	302 shares, with a fair value of $24.43 per share	$7,378
Common collective trust:
Invesco Stable Value Fund	287,057.83 shares, with a fair value of $1.00 per share	287,058
Mutual funds:
AIM Small Cap Growth Fund	2,337.119 shares, with a fair value of $27.51 per share	64,294
Allianz OCC Renaissance Admin	7,283.476 shares, with a fair value of $21.69 per share	157,979
American Balanced	11,715.468 shares, with a fair value of $17.82 per share	208,770
American Century Real Estate/Advisor	2,810.945 shares, with a fair value of $25.49 per share	71,651
EuroPacific Growth	3,581.896 shares, with a fair value of $41.10 per share	147,216
Franklin Balance Sheet Investment Fund—Class A	2,268.609 shares, with a fair value of $61.73 per share	140,041
Growth Fund of America	25,671.750 shares, with a fair value of $30.86 per share	792,230
ING International Value Fund	8,466.360 shares, with a fair value of $17.88 per share	151,378
Janus Fund	3,212.126 shares, with a fair value of $25.53 per share	82,005
Janus Twenty Fund	435.926 shares, with a fair value of $48.92 per share	21,325
MFS Value Fund	5,329.211 shares, with a fair value of $23.15 per share	123,371
PIMCO Total Return Administrative Shares	40,592.346 shares, with a fair value of $10.50 per share	426,220
Scudder Equity 500 Index	2,285.288 shares, with a fair value of $139.85 per share	319,598
Washington Mutual Investors	8,030.112 shares, with a fair value of $30.84 per share	247,649

Total investments		$3,248,163

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan

June 27, 2006	By:	/s/ Eric B. Freestone

	Name:	Eric B. Freestone
	Title:	Vice President Human Resources